UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

KALVISTA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

Skyline Merger Sub, Inc.
(Offeror)
A Wholly Owned Subsidiary of

CHIESI FARMACEUTICI S.P.A.
(Parent of Offeror)

Common Stock par value $0.001 per share
(Title of Class of Securities)

483497103
(CUSIP Number of Class of Securities)

Michael R. Gordon
Executive Vice President and Group General Counsel
Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
43122 Parma, Italy
+39 0521 2791

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Zachary Blume
Ropes & Gray LLP
800 Boylston Street, Prudential Tower
Boston, MA 02199
Telephone: (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	Third-party tender offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Skyline Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), with the U.S. Securities and Exchange Commission on May 13, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2026 (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)
Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Antitrust and Foreign Direct Investment (“FDI”) Compliance”:

“On May 13, 2026, the ultimate parent entities of Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on May 28, 2026. Accordingly, the condition in Section 15 - “Conditions of the Offer” of the Offer to Purchase requiring that any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.”

(b)
Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of the subsection titled “Germany Antitrust”:

“On May 27, 2026, the Transactions were deemed to not satisfy the prohibition criteria of the GWB following a communication by the FCO.”

(c)
Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of the first paragraph of subsection titled “Italy FDI”:

“On May 29, 2026, the Italian FDI Authority notified Parent that it will not object to the Transactions do not fall within the scope of Italian Decree Law No. 21/2012.”

(d)
Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by adding a subsection entitled “Legal Proceedings Relating to the Offer” as follows:

“Legal Proceedings Relating to the Offer.

Since the initial filing of the Schedule 14D-9, the Company has received twelve demand letters from purported holders of Shares (each, a “Demand Letter”, and collectively, the “Demand Letters”). Each Demand Letter alleges disclosure deficiencies in the Schedule 14D-9 and demands issuances of corrective disclosures. Parent believes that the claims asserted in the Demand Letters are without merit.

In addition, two complaints have been filed as individual actions in the Supreme Court of the State of New York County.  The Complaints assert, among other things, claims for negligent misrepresentation and concealment and negligence under New York common law against all defendants. The Complaints allege that the Schedule 14D-9 omitted certain purportedly material information. Among other relief, the Complaints seek (i) an injunction prohibiting consummation of the Transactions, (ii) rescission or actual and punitive damages if the Transactions are consummated, and (iii) an award of the plaintiffs’ fees and expenses, including reasonable attorneys’ and experts’ fees and expenses.

As of June 1, 2026, Parent was not aware of the filing of any lawsuits or the submission of any other demand letters or draft complaints challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional similar lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, Parent, Purchaser or the Company will not necessarily announce such additional filings or submissions.

Lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

(e)	Schedule I of the Offer to Purchase is hereby amended and restated in its entirety as follows:

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND VALLINE

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of Purchaser is Skyline Merger Sub, Inc., One Boston Place, Suite 4000, Boston, MA 02108. The telephone number at such office (888) 466-6505.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
John Hess United States Director; President and Secretary
John Hess was appointed as Director, President and Secretary of Skyline Merger Sub, Inc., a special purpose vehicle located at One Boston Place, Suite 4000, Boston MA 02108, on April 28, 2026. Additionally, John Hess joined Chiesi USA, Inc., a specialty pharmaceutical company located at 175 Regency Woods Place, Suite 600, Cary, NC 27518, in January 2020 as Head of North America, Chiesi Global Rare Diseases, and became Senior Vice President, Americas a Chiesi USA, Inc. in January 2024 and continues to hold that position at present. John Hess is based in the offices of Chiesi USA, Inc. located at One Boston Place, Suite 4000, Boston, MA. John Hess brings more than 25 years of experience in commercial strategy, market access, and patient engagement to his role. Throughout his career, he has focused on delivering impactful therapies across complex therapeutic areas by building systems that prioritize both innovation and patient support. At Chiesi USA, Inc., John Hess leads regional efforts that span marketing, access, and operational strategy, ensuring that life-changing treatments reach the rare disease patients who need them most. John Hess’ leadership is grounded in purpose, driven by results, and guided by a deep commitment to patients and families navigating rare and serious conditions.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is Via Palermo 26/A 43122 Parma, Italy (except as otherwise set forth below). The telephone number at such office is +39 0521 2791.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Giacomo Chiesi Italy Executive Vice President; Head of Global Rare Disease; Board Member
Giacomo Chiesi currently serves as Head of Global Rare Diseases at the Chiesi Group. Previously, Giacomo Chiesi served as Head of Global Corporate Development. In his tenure with the Chiesi Group he has directly structured and executed 25 deals with over $3B in value ranging from sell-side to buy-side M&A, in- and out-licensing, and spin-outs. He serves on the Board of Chiesi Farmaceutici S.p.A. In 2014, he founded Chiesi Ventures (One Boston Place, Suite 4000, Boston, MA 02109) as a joint venture with Pappas Capital and is the fund Managing Partner. He serves as a Board Member or Observer on the Boards of Sentien Biotechnology, Inc. (99 Hayden Avenue, Building E, Suite 140, Lexington MA 0242), Minoryx Therapeutics (Av. Ernest Lluch 32, 08302 Mataró (Barcelona) Spain) and the Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma, Italy) and was previously on the boards of Glycomine and Aura Bioscience. In 2021, he was elected to the board of directors of the Biotechnology Innovation Organisation (BIO) (1201 New York Avenue NW, Suite 1300, Washington, DC, 20005), in the Emerging Companies Section (ECS). Before going back to the Chiesi Group, Giacomo Chiesi was a consultant with Bain & Co, where he led teams in a variety of assignments including due diligence, restructuring and strategy projects for consumer goods and information technology companies in different countries. Previously, he was with Accenture where he led large teams in outsourcing projects across Europe and the US for clients in transportation and retail. Giacomo Chiesi earned a M.Sc. degree Magna cum Laude in Telecommunications Engineering from the University of Parma, Italy, and an MBA from the University of Chicago Booth School of Business with concentrations in Entrepreneurship, Economics and Finance.  He is also a board member of Valline S.r.l. (Stradello Marche 6 Parma Emilia Romagna – 4312, Italy).

Maria Paola Chiesi Italy Board Member and Chair
Maria Paola holds a Degree in Medicinal Chemistry and Pharmacological Sciences and a Master in Business Administration (MBA). Since 1995, she has been working at Chiesi Farmaceutici S.p.A., holding various roles in Business Development, Corporate Marketing, Strategic Planning and Shared Value & Sustainability. Maria Paola served as Vice Chair of Chiesi Farmaceutici S.p.A. from July 2023 until May 15, 2026. On May 15, 2026, Maria Paola was appointed as Chair of Chiesi Farmaceutici S.p.A. Since 2010, Maria Paola is responsible, first as coordinator and from 2021 as Chair, for Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma – Italy), a non-profit organization, devoted to research and international cooperation projects in the domain of respiratory medicine and neonatology. The main focus of the Foundation is to promote access to quality neonatal essential care in West Africa. She is a Member of the Board of Directors of CEA Parma (Center for Environmental Ethics) (Piazza Duomo 1, 43121 Parma - Italy); Chair and CEO of the KilometroVerdeParma Social Enterprise Forestry Consortium (VIA CAVESTRO, 3 – 43121 PARMA). Maria Paola is also a Professional Coach, Coach Mentor, and Supervisor. She is also a board member of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). In addition, she has served as Deputy Vice Chair at Regenerative Society Foundation (Via Don Angelo Calzolari 55/A, 43126 Parma, Italy) from 2020 to 2022.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Alessandro Chiesi Italy Board Member and Vice Chairman
After completing examinations at the faculty of Economics and Commerce at the University of Parma, Alessandro Chiesi started working in Chiesi Farmaceutici S.p.A. in 1995. Alessandro Chiesi contributes to the internationalization process of Chiesi Group, first as M&A responsible, and then as affiliates’ supervisor within the International Division. In 2002 Alessandro Chiesi becomes General Manager of the new-born Chiesi Germany and in 2010 he takes the lead of the International Division. In 2016 he founds and chairs the “Parma, io ci sto!” Association (Viale Mentana 150, Parma. 43121 - Italy), which counts more than 135 companies which are committed to work with institutions for the social and economic development of Parma territory. From 2020 to July 2023, he held the position of Chief Commercial Officer (CCO) of the Chiesi Group. Alessandro Chiesi served as Chair of Chiesi Farmaceutici S.p.A. from 2023 until May 15, 2026. On May 15, 2026, he was appointed Vice Chair of Chiesi Farmaceutici S.p.A. He is also a board member of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). In addition, Alessandro Chiesi has served as Farmindustria Vice-Chairman (Largo del Nazareno 3/8, 00187 Roma (Italy)) from 2024 until 2026 and serves as Board member of the newspaper La Gazzetta di Parma (Via Mantova, 68 - 43122 - Parma (PR) Italy).

Andrea Chiesi Italy Board Member
Andrea Chiesi took his undergraduate degree in Chemistry and Pharmaceutical Technology in 1992. Andrea Chiesi started his career in Chiesi Farmaceutici S.p.A. in 1993 as a pharmaceutical technology scientist. In 1997 he became Project Leader and assumed the responsibility of Planning and Control of Research in 1999. In 2006 he obtained an Executive MBA at the London Business School and at Columbia University. After serving in many operational assignments in the R&D, in 2009 Andrea Chiesi became R&D Portfolio Management Director. Since 2020, Andrea Chiesi is Head of Special Projects of Chiesi Group. Until 2019, Andrea Chiesi has been President of “Arrigo Boito” Music Conservatory of Parma. In 2023, Andrea Chiesi obtained a PhD in Management Engineering from the University of Parma. He is Chairman of the Board of Confindustria Emilia Romagna Ricerche (Via Barberia 13, 40213 Bologna - Italy), NZATU Food Group (Chemin du Pontet 2, 2013 Colombier, Switzerland) and of Fondazione LAC (Via Zilioli, 1 43011 Busseto (Parma) - Italy), and sits on the Board of Fondazione Prometeo (V.le Vittoria 3, 43125 Parma - Italy). Andrea Chiesi is also a board member and vice-chair of the board of directors of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). Since 2026 Chiesi is a board member of the Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma - Italy).

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Daphne Elke Quimi United States Board Member (Independent Non-Executive Director)
Daphne Quimi serves on the boards of Amylyx Pharmaceuticals (NASDAQ: AMLX) (55 Cambridge Pkwy, Cambridge, MA 02142) and Century Therapeutics (NASDAQ: IPSC) (25 N. 38th Street, 11th Floor, Philadelphia, PA 19104). She has experience with acquisitions, CEO transitions, and major restructurings. Daphne Quimi is the Audit Chair for both companies. Her extensive experience in financial management and strategic leadership makes her well-suited to support Chiesi’s growth in the United States. Her expertise in corporate governance will be invaluable as Chiesi expands its presence in this critical market. Daphne Quimi started her career as an auditor at KPMG between 1988 and 1991. From 1991 to 2004 she held several positions at Johnson & Johnson, including Project Manager in Financial Analysis, Manager of Worldwide Finance Procedures, and Director of Consolidations and External Reporting. She held the role of Director of Financial Reporting at Bristol-Myers Squibb between 2005 and 2007, as well as taking up the role of Regional Controller, Sarbanes Oxley Compliance, Global Finance at Avon Products between 2004 and 2005. Between 2007 and 2024, Daphne Quimi worked at Amicus Therapeutics (47 Hulfish Street, Princeton NJ 08540). She started as a Director, External Reporting and Technical Accounting, later taking various roles as a controller. She then became Senior Vice President, Administration and Operations. Following this, she became the Chief Financial Officer between 2019 and 2023, before retiring from Amicus in 2024. Daphne Quimi holds a BS in Accounting from Monmouth University, USA, which she received in 1988. She later earned a CPA, in New Jersey, USA. She concluded her studies with an MBA in Finance and International Business from New York University, USA in 1999.

Paolo Pucci United States and Italy Board Member (Independent Non-Executive Director)
Paolo Pucci offers Chiesi a wealth of governance experience, having served as a CEO, independent director, and committee member across entities in the US, EU, and Brazil. He has served as Non-Executive Director on multiple boards, including: Merus N.V. (NASDAQ: MRUS, acquired by Genmab A/S in 2025) (Merus NV: Uppsalalaan 17, 3rd & 4th Floor, 3584 CT Utrecht, the Netherlands) from 2020 until 2025; Trillium Therapeutics Inc. (NASDAQ: TRIL, acquired by Pfizer in 2021) (Trillium Therapeutics Inc.: 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Canada) from 2020 until 2021; ArQule Inc. CEO/Director (NASDAQ: ARQL, acquired by Merck MSD in 2020) (1 Wall Street, Burlington, MA01803, USA) from 2008 until 2020; New Link Genetics Inc. (NASDAQ NLNK) (2503 S Loop Dr, Ames, IO 50010, USA) from 2015 until 2018; Dyax Inc. (NASDAQ: DYAX, acquired by Shire in 2016) (55 Network Dr, Burlington, MA 01803, USA) from 2011 until 2016; Algeta ASA (Oslo Borse: ALGETA, acquired by Bayer AG in 2014) (Kjelsasveien 172, 0884 Oslo, Norway) from 2013 until 2014; and currently serves as an independent director at: Replimune Group Inc. (NASDAQ: REPL) (Replimune Group Inc. (NASDAQ: REPL): 500 Unicorn Park Drive, 3rd Floor, Woburn, MA 01801, USA) and at West Pharmaceutical Services (NYSE: WST) (530 Herman O. West Drive, Exton, PA 19341, USA). Paolo Pucci started his career in industrial chemicals, auditing, and then banking. He worked as Indirect Sales and Marketing Manager at Citibank in Italy, a role he left in 1991. He then pivoted to work in pharma and from 1991 and 2001, Paolo Pucci took various roles at Eli Lilly & Company Inc. beginning in Italy and subsequently US, France and Sweden. His positions included Marketing Head Central Nervous System for Europe Middle East Africa region, National Sales Manager Diabetology and Endocrinology, and Business Unit Manager Neuroscience. He finished his time at Eli Lilly as Country Head, Sweden. Between 2001 and 2008, Paolo Pucci took on various roles at Bayer Schering AG, including serving as Country Head Pharmaceuticals Italy and subsequently and simultaneously as a member of the Board of Management Global Pharma, SVP North America Pharma and President Global Specialty Pharmaceuticals. He ended his time at Bayer Schering as SVP and President of the Global Specialty Pharmaceuticals Business Unit based in the U.S. Between 2008 and 2020, he was the Chief Executive Officer of ArQule. In this role, Paolo Pucci successfully raised approximately $400 million in capital and restructured the company, balancing discovery and clinical development. He led the development of a proprietary clinical pipeline featuring several best-in-class compounds in oncology and rare diseases, culminating in the company’s sale to Merck (NYSE: MSD) for $2.7 billion in 2020. Paolo Paolo Pucci graduated from the Università di Napoli, Italy, with a BA in Economics, 1984 and in 1985 obtained license to practice as Dottore Commercialista (Chartered Accountant) in Italy. He finished his studies graduating from the University of Chicago Booth Graduate School of Business with an MBA in 1990.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Federich Roch Doliveux Switzerland Board Member (Independent Non-Executive Director)
Roch Doliveux has extensive leadership experience in biopharmaceuticals, having held both executive and non-executive positions across various companies. Between 1990 and 2003 Roch Doliveux held various roles at Schering-Plough (now Merck Inc.) successively as General Manager in Belgium and Luxembourg, Vice President and General Manager France, Senior Vice President Managed Care US and President International. In 2003 Roch Doliveux was named as Chief Executive Officer of Pharmaceuticals at Pierre Fabre. Between 2003 and 2014, Roch Doliveux held various roles at UCB, first as Director General of Pharmaceuticals and then Chief Executive Officer as of 2004. Between 2010 and 2014, he was also member of the Board and then Chair of IMI, the largest public private partnership in the world for Biopharmaceutical Research. Subsequently, he held various non-executive directorships, including serving as member of the Board of UCB, Chair of Remuneration Committee of the Board of Stryker (USA) and Chair of the Board for the Pierre Fabre Group since 2017 (Zone Industrielle de la Chartreuse, 81100 Castres, France). Since June 2020, he has been the Chair of the Board at Oxford Biomedica (Windrush Court, Transport Way, Oxford, OX4 6LT, United Kingdom), a company specializing in the development and manufacture of viral vectors for cell and gene therapies. Roch Doliveux received his PhD in Veterinary Medicine with honors from École Nationale Vétérinaire d’Alfort, France in 1980. In 1981, he received an MBA from INSEAD with distinction. He was bestowed the title of Commander of the Order of the Crown by the Belgian Government in November 2015.

Jose Fernando Albertini De Almeida Italy and Brazil Executive Vice President, Region China & International
Jose Fernando Albertini de Almeida began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in January 2013, as General Manager and President of Chiesi Pharmaceuticals Ltd., an affiliate in Brazil, then became Executive Vice President – Region China & International in August 2018, a position he continues to hold at present.

Diego Ardigò Italy Executive Vice President, Global Research & Development
Diego Ardigò began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in January 2010, as Clinical Research Physician and has held a number of positions during his time at the business. Most recently, Diego has served as Global Rare Diseases, Research & Development Head (February 2020 – January 2024), and he became Executive Vice President, Global Research & Development in January 2024, a position he continues to hold at present.

Filiz Balcay Turkey Senior Vice President, Region Europe Mid-Size
Filiz Balcay began her tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in June 2018, as Senior Vice President, Region Europe Mid-Size, a position she continues to hold at present.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Jean-Marc, Pierre, Francois, Bellemin France Executive Vice President; Group CFO; Interim Chief Executive Officer
Jean-Marc Bellemin began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in July 2025, as Executive Vice President, Group CFO, a position he continues to hold at present. On May 15, 2026, Jean-Marc Bellemin was appointed interim Chief Executive Officer of Chiesi Farmaceutici S.p.A. Prior to Chiesi, Jean-Marc Bellemin served as Chief Financial Officer (December 2020 – June 2025) at Iovance Biotherapeutics, Inc., a biopharmaceutical company located at 825 Industrial Road, Suite 400, San Carlos, CA 94070.

Andrea Bizzi
Italy
Executive Vice President, Region Europe TOP 5; Interim Executive Vice President AIR Franchise
Name of employer: Chiesi GmbH
Address of employer: Ludwig Erhard Straße 34, 20459 Hamburg, Germany

Andrea Bizzi began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in 2003, as Medical Advisor and has held a number of positions during his time at the business. Most recently, Andrea Bizzi has served as Head of Global Marketing (May 2016 – June 2021), Managing Director of Chiesi GmbH, located at Ludwig Erhard Straße 34, 20459 Hamburg, Germany (July 2021 – August 2024), and he became Executive Vice President, Region Europe Top 5 in January 2024, a position he continues to hold at present. In addition, Andrea is currently serving the Chiesi Group as Interim Executive Vice President, AIR Franchise.

Philip Breesch Belgium Executive Vice President, CARE Franchise Name of Employer: Chiesi USA, Inc. Address of Employer: 175 Regency Woods Place, Suite 600, Cary, NC 27518
Philip Breesch began his tenure with the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in February 2024, as Executive Vice President, CARE Franchise, a position he continues to hold at present. Prior to Chiesi, Philip Breesch served as Deputy Director, Strategy, Planning and Management – Integrated Development (July 2017 – February 2024) and Deputy Director, Quantitative Sciences (October 2022 – February 2024) at the Bill & Melinda Gates Foundation, a private, charitable foundation located at 500 5th Ave. N., Seattle, WA 98109.

Michael Gordon United States Executive Vice President; Chiesi Group General Counsel Name of Employer: Chiesi USA, Inc. Address of Employer: 175 Regency Woods Place, Suite 600, Cary, NC 27518
Michael Gordon began his tenure at the Chiesi Group in 2014, as Vice President, Legal Affairs & General Counsel of Chiesi USA, Inc., a specialty pharmaceutical company located at 175 Regency Woods Place, Suite 600, Cary, NC 27518. Most recently, Michael Gordon has served as Senior Vice President, Legal Affairs & General Counsel (April 2021 – March 2024), then became Executive Vice President, Group General Counsel in April 2024, a position he continues to hold at present.

Siham Imani France and Morocco Executive Vice President, Strategy, Sustainability & Growth Name of Employer: Chiesi S.A.S. Address of Employer: 17, avenue de l'Europe, 92270 Bois-Colombes, France
Siham Imani began her tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in February 2024, as Executive Vice President, Strategy, Sustainability, and Growth, a position she continues to hold at present. Prior to Chiesi, Siham Imani served as Executive Vice President, Corporate Strategy (April 2019 – October 2022) and Executive Vice President, Corporate Strategy & Business Development (October 2022 – January 2024) at Laboratoires Servier, an international pharmaceutical company located at 50 Rue Carnot, 92284, Suresnes Cedex, France. Siham Imani serves as a Board Member for Ascendis Pharma A/S, a global biopharmaceutical company located at Tuborg Boulevard 12, 2900 Hellerup, Denmark, and Laprophan, a pharmaceutical company located at 18 Boulevard Emile Zola, Casablanca 20 300, 20300, Marocco, Morocco.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Antonio Magnelli Italy Executive Vice President, Global Technical Operations & Supply
Antonio Magnelli began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy) in June 2016, as Head of Global Manufacturing Division, and his title changed to Executive Vice President, Global Technical Operations & Supply in January 2026, a position he continues to hold at present.

Giacomo Aldo Mazzariello Italy Executive Vice President; Chiesi Group CHRO
Giacomo Mazariello began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in September 2019, as Chief Human Resources Officer, and he became Executive Vice President, Group CHRO in July 2024, a position he continues to hold at present.

Fabio Mira Italy Senior Vice President; Chief Transformation Officer Name of Employer: Chiesi SA Address of Employer: Rte du Petit-Moncor 1d, 1752 Villars-sur-Glâne, Switzerland
Fabio Mira began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in February 2024, as Senior Vice President, Chief Transformation Officer, a position he continues to hold at present. Prior to Chiesi, Fabio Mira served as Senior Director, Commercial PMO – EMEA Region (September 2018 – February 2022) and Vice President, Transformation Office & Commercial PMO – EMEA Region (March 2022 – March 2024) at Baxter International Inc., a multinational healthcare company located at One Baxter Parkway, Deerfield, Illinois 60015.

Laura Vergani United Kingdom and Italy Senior Vice President, Global Communications & Public Affairs
Laura Vergani began her tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in September 2024, as Senior Vice President, Global Communications and Public Affairs, a position she continues to hold at present. Prior to Chiesi served as Chief Communications Officer (August 2021 – August 2024) at newcleo S.A., a nuclear energy company located at 3 Place des Pyramides, 75001 Paris, France, following time spent as a free-lance contractor (April 2021 – August 2021).

Jon Zwinski United States Chief Executive Officer; General Manager Name of Employer: Chiesi USA, Inc. Address of Employer: 175 Regency Woods Place, Suite 600, Cary, NC 27518
Jon Zwinski began his tenure as Chief Executive Officer – General Manager at Chiesi USA, Inc., a specialty pharmaceutical company located at 175 Regency Woods Place, Suite 600, Cary, NC 27518, in January 2021, a position he continues to hold at present.

3.	VALLINE

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Valline are set forth below. The business address of each such director and executive officer Stradello Marche 6, 43121 Parma Italy. The telephone number at such office is +39 05212791.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Alberto Chiesi Italy Board Member and Chairman
Alberto Chiesi took his undergraduate degree in Pharmacy at the University of Parma in 1960/61, and he graduated in Chemistry in 1962/63. From 1985 to July 2023, Alberto served as President of Chiesi Farmaceutici S.p.A. (Via Palermo 26/A, Parma 43122 Italy). Starting from 2023 Alberto Chiesi is appointed as Chiesi Honorary President. Alberto Chiesi currently serves as Valline director and chairman of the board of directors. Since 2001 Alberto Chiesi is the Coordinator of the Italian Group of small-medium Companies of Farmindustria (Largo del Nazareno 3/8 – 00187 Rome, Italy), and from 2005 to 2024 he held the position as Vice-Chairman in the Chairman’s Committee. In 2024 he left the Committee and was appointed Honorary Chairman of the association. He also has served as member of the General Council of Confindustria (Viale dell’Astronomia 30 – 00144 Rome, Italy) from 2005 to 2024. Alberto Chiesi currently also serves as member of the General Council of Fondazione Cariparma (Strada al ponte Caprazucca, 4 – 43121 Parma, Italy) and since 2005 is a board member of the Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma - Italy).

Giacomo Chiesi Italy Board Member
Giacomo Chiesi currently serves as Head of Global Rare Diseases at the Chiesi Group. Previously, Giacomo Chiesi served as Head of Global Corporate Development. In his tenure with the Chiesi Group he has directly structured and executed 25 deals with over $3B in value ranging from sell-side to buy-side M&A, in- and out-licensing, and spin-outs. He serves on the Board of Chiesi Farmaceutici S.p.A.. In 2014, he founded Chiesi Ventures (One Boston Place, Suite 4000, Boston, MA 02109) as a joint venture with Pappas Capital and is the fund Managing Partner. He serves as a Board Member or Observer on the Boards of Sentien Biotechnology, Inc. (99 Hayden Avenue, Building E, Suite 140, Lexington MA 0242), Minoryx Therapeutics (Av. Ernest Lluch 32, 08302 Mataró (Barcelona) Spain) and the Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma, Italy)  and was previously on the boards of Glycomine and Aura Bioscience. In 2021, he was elected to the board of directors of the Biotechnology Innovation Organisation (BIO) (1201 New York Avenue NW, Suite 1300, Washington, DC, 20005), in the Emerging Companies Section (ECS). Before going back to the Chiesi Group, Giacomo Chiesi was a consultant with Bain & Co, where he led teams in a variety of assignments including due diligence, restructuring and strategy projects for consumer goods and information technology companies in different countries. Previously he was with Accenture where he led large teams in outsourcing projects across Europe and the US for clients in transportation and retail. Giacomo Chiesi earned a M.Sc. degree Magna cum Laude in Telecommunications Engineering from the University of Parma, Italy, and an MBA from the University of Chicago Booth School of Business with concentrations in Entrepreneurship, Economics and Finance.  He is also a board member of Valline S.r.l. (Stradello Marche 6 Parma Emilia Romagna – 4312, Italy).

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Maria Paola Chiesi Italy Board Member
Maria Paola holds a Degree in Medicinal Chemistry and Pharmacological Sciences and a Master in Business Administration (MBA). Since 1995, she has been working at Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma (Italy), holding various roles in Business Development, Corporate Marketing, Strategic Planning and Shared Value & Sustainability. Maria Paola served as Vice Chair of Chiesi Farmaceutici S.p.A. from July 2023 until May 15, 2026. On May 15, 2026, Maria Paola was appointed as Chair of Chiesi Farmaceutici S.p.A. Since 2010, Maria Paola is responsible, first as coordinator and from 2021 as Chair, for Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma – Italy), a non-profit organization, devoted to research and international cooperation projects in the domain of respiratory medicine and neonatology. The main focus of the Foundation is to promote access to quality neonatal essential care in West Africa. She is a Member of the Board of Directors of CEA Parma (Center for Environmental Ethics) (Piazza Duomo 1, 43121 Parma - Italy); Chair and CEO of the KilometroVerdeParma Social Enterprise Forestry Consortium (VIA CAVESTRO, 3 – 43121 PARMA). Maria Paola is also a Professional Coach, Coach Mentor, and Supervisor. She is also a board member of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). In addition, she has served as Deputy Vice Chair at Regenerative Society Foundation (Via Don Angelo Calzolari 55/A, 43126 Parma, Italy) from 2020 to 2022.

Alessandro Chiesi Italy Board Member
After completing examinations at the faculty of Economics and Commerce at the University of Parma, Alessandro Chiesi started working in Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma (Italy) in 1995. Alessandro Chiesi contributes to the internationalization process of Chiesi Group, first as M&A responsible, and then as affiliates’ supervisor within the International Division. In 2002  Alessandro Chiesi becomes General Manager of the new-born Chiesi Germany and in 2010 he takes the lead of the International Division. In 2016 he founds and chairs the “Parma, io ci sto!” Association (Viale Mentana 150, Parma. 43121 - Italy), which counts more than 135 companies which are committed to work with institutions for the social and economic development of Parma territory. From 2020 to July 2023, he held the position of Chief Commercial Officer (CCO) of the Chiesi Group. Alessandro Chiesi served as Chair of Chiesi Farmaceutici S.p.A. from 2023 until May 15, 2026. On May 15, 2026, he was appointed Vice Chair of Chiesi Farmaceutici S.p.A. He is also a board member of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). In addition, Alessandro  Chiesi has served as Farmindustria Vice-Chairman (Largo del Nazareno 3/8, 00187 Roma (Italy)) from 2024 until 2026 and serves as Board member of the newspaper La Gazzetta di Parma (Via Mantova, 68 - 43122 - Parma (PR) Italy).

Andrea Chiesi Italy Board Member and Vice-Chair
Andrea Chiesi took his undergraduate degree in Chemistry and Pharmaceutical Technology in 1992. Andrea Chiesi started his career in Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma (Italy) in 1993 as a pharmaceutical technology scientist. In 1997 he became Project Leader and assumed the responsibility of Planning and Control of Research in 1999. In 2006 he obtained an Executive MBA at the London Business School and at Columbia University. After serving in many operational assignments in the R&D, in 2009 Andrea Chiesi became R&D Portfolio Management Director. Since 2020, Andrea Chiesi is Head of Special Projects of Chiesi Group. Until 2019, Andrea Chiesi has been President of “Arrigo Boito” Music Conservatory of Parma. In 2023 Andrea Chiesi obtained a PhD in Management Engineering from the University of Parma. He is Chairman of the Board of Confindustria Emilia Romagna Ricerche (Via Barberia 13, 40213 Bologna - Italy), NZATU Food Group (Chemin du Pontet 2, 2013 Colombier, Switzerland) and of Fondazione LAC (Via Zilioli, 1 43011 Busseto (Parma) - Italy), and sits on the Board of Fondazione Prometeo (V.le Vittoria 3, 43125 Parma - Italy). Andrea Chiesi is also a board member and vice-chair of the board of directors of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). Since 2026 Andrea Chiesi is a board member of the Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma - Italy).

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Marco Vecchia Italy Board Member
Marco Vecchia holds a Degree in Law. He started his career at Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma, Italy) in 1987 where he served as General Counsel until April 2024 when he retired. He also served as interim CEO of Chiesi Farmaceutici S.p.A. from December 2022 through March 2023. He currently serves as Valline director. Marco holds Italian citizenship.

Carlo Ghisoni Italy Corporate Secretary to the Board
Carlo Ghisoni joined Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma (Italy) in 1991 where he covered different roles within the Finance area until December 2025 when he retired. He has served as Valline corporate secretary to the Board since 2026. Carlo currently serves as: Board member of Fonchim Fund - (Via Giovanni da Procida 11 – 20149 Milano, Italy) since 2012; Board member of Zebre Rugby S.r.l. SSD (Via San Leonardo, 110/A– 43122 Parma, Italy) since 2025; and Board member of Fondazione Verani Lucca ETS (Viale Vittoria, 12  29017 Fiorenzuola d’ Arda, Italy) since 2014. Carlo also served as board member of Fondazione di Piacenza e Vigevano (Via S.Eufemia, 13 – 29121 Piacenza, Italy) in charge until 2021 and board member of Paolo Chiesi Foundation (Via Paradigna 131/A – 43122 Parma, Italy) from 2005 to April 2026.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated May 13, 2026.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery, dated May 13, 2026.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement, published in the New York Times on May 13, 2026.*
(a)(5)(A)	Joint Press Release issued by Parent and the Company on April 29, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on May 5, 2026).*
(a)(5)(B)	LinkedIn Post made by Parent on April 29, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on May 5, 2026).*
(a)(5)(C)	LinkedIn Carousel Post made by Parent on April 29, 2026 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent on May 5, 2026).*
(a)(5)(D)	LinkedIn Post made by Giacomo Chiesi on April 29, 2026 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent on May 5, 2026).*
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated April 29, 2026, by and among Parent, Purchaser, the Company and KalVista UK (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 29, 2026 (File No. 001-36830)).*

(d)(2)	Mutual Confidentiality Agreement, dated January 23, 2026, by and between Parent and the Company.*
(d)(3)	First Amendment to Mutual Confidentiality Agreement, dated February 27, 2026, by and between Parent and the Company.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*	Previously filed on May 13, 2026 as an exhibit to the Schedule TO.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2026

Skyline Merger Sub, Inc.

	By:	/s/ John Hess
Name: John Hess
Title: President and Secretary

Chiesi Farmaceutici S.p.A.

	By:	/s/ Giacomo Chiesi
Name: Giacomo Chiesi
Title: Director